Charter Communications, Inc.
400 Washington Blvd
Stamford, Connecticut 06902

July 29, 2022

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporation Finance

Re:    Charter Communications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed January 28, 2022
Form 8-K filed April 29, 2022
File No. 001-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated July 1, 2022 and received on July 26, 2022. We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K filed April 29, 2022 and have set forth below our responses to each of the comments.

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Form 8-K filed April 29, 2022

1.In your Key Highlights bullet points, you present the non-GAAP Adjusted EBITDA measure prior to the most directly comparable GAAP measure of Net Income Attributable to Charter Shareholders, which places undue prominence on your non-GAAP measure. Please ensure that your non-GAAP measure does not precede the most directly comparable GAAP measure in your next earnings release. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

We respectfully acknowledge the Staff’s comment. In the earnings release furnished with our Form 8-K on July 29, 2022, the key highlights bullet points presented the GAAP measure of Net Income Attributable to Charter Shareholders prior to the non-GAAP Adjusted EBITDA measure. As applicable, we will follow this presentation in future earnings releases.

2.We note that you present Free Cash Flow in the highlighted bullet points but do not disclose the most directly comparable GAAP measure of Net Cash Flows from Operating Activities. Please provide the most directly comparable GAAP measure with equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

We respectfully acknowledge the Staff’s comment. In the earnings release furnished with our Form 8-K on July 29, 2022, the key highlights bullet points presented the GAAP measure of Net Cash Flows from

Operating Activities prior to the non-GAAP Free Cash Flow measure. As applicable, we will follow this presentation in future earnings releases.

3.On pages 4 of the earnings release and 1 of the Addendum, you present Adjusted EBITDA and Adjusted EBITDA margin on the face of the Unaudited Consolidated Statement of Operations and Operating Data as if the measures had been prepared in accordance with generally accepted accounting principles (GAAP). The presentation does not appear to be prepared in a form as prescribed by Rule 4-01(a) of Regulation S-X, which provides guidance on the form, order and terminology used in presenting financial statements. Moreover, Rule 4-01(a)(1) of Regulation S-X requires financial statements to be prepared in accordance with GAAP, yet Adjusted EBITDA and Adjusted EBITDA margin are not GAAP. Please revise your next earnings release to provide financial statements that are in prescribed form and contain no departures from U.S. GAAP.

We respectfully acknowledge the Staff’s comment. In the earnings release furnished with our Form 8-K on July 29, 2022, we changed the schedule referenced by the Staff to include certain selected financial data. In the addendum to the release, we removed Adjusted EBITDA and Adjusted EBITDA margin from our Unaudited Consolidated Statements of Operations. Further, we added to our Unaudited Reconciliation of Non-GAAP Measures to GAAP Measures page in the addendum, a separate table presenting the detailed components included within Adjusted EBITDA for additional transparency. We titled this table “Unaudited Alternative Presentation of Adjusted EBITDA.” As applicable, we will follow this presentation in future earnings releases.

If you have any questions regarding these responses, please do not hesitate to contact me at (203) 705-5546 or Kevin Howard at (314) 543-5787.

Sincerely,

/s/ Jessica Fischer
Jessica Fischer
Chief Financial Officer
Charter Communications, Inc.

cc: Joseph Cascarano
Securities and Exchange Commission
Robert S. Littlepage
Securities and Exchange Commission